SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          |X|      Form 20-F          |_|    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           |_|      Yes                |X|    No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated July 14, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's announcement dated August 7, 2003.



                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELBIT SYSTEMS LTD.
                                        (Registrant)


                                        By: /s/ Arie Tal
                                            ------------------------------------
                                            Name:  Arie Tal
                                            Title:  Corporate Secretary

Dated:  August 7, 2003.

                                  EXHIBIT INDEX

    Exhibit No.            Description
    -----------            -----------

             1. Press release dated July 14, 2003.

             2. Announcement dated August 7, 2003.

                                    EXHIBIT 1

Elbit Systems Subsidiary EFW Receives Contract for Operating Hermes 450 UAV
---------------------------------------------------------------------------
System in Support of U.S. Government Test and Evaluation Program
----------------------------------------------------------------


Monday July 14, 8:02 am ET

HAIFA, Israel, July 14 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq:
ESLT - News) today announced that its wholly-owned subsidiary EFW Inc., Fort Worth, Texas, has been awarded a contract to operate its Hermes 450 Unmanned Air Vehicle (UAV) system in support of the office of the Secretary of Defense (OSD), Director of Test and Evaluation, Joint UAV Joint Test and Evaluation (JUAV-JT&E), at NAS Fallon, Nevada.

The contract was awarded by SENTEL Corporation and the flight services will be performed jointly by Elbit Systems' subsidiaries EFW and Silver Arrow, at several U.S. locations including NAS Fallon.

The contract was awarded after rigorous validation flights demonstrating the Hermes 450's capabilities and versatility. The Hermes 450 will provide a reliable turnkey system for seamless integration of UAVs with other operational military elements. The effort will encompass operations with forces from all four U.S. services. As of early July 2003, the system had already conducted more than a dozen highly successful missions in support of U.S. Navy carrier air wing training and JUAV test and evaluation exercises.

EFW's President Tim Taylor commented: "EFW is pleased to provide the Hermes system to support the continued growth of UAV applications and missions for the U.S. Military. The Hermes 450 is a proven system that has accumulated thousands of operational flight hours, and we expect that this effort will show its potential for new applications."

The Hermes 450 is an upper range tactical UAV system with advanced composite structure and optimized aerodynamics. Advanced avionics enable autonomous flight and precise GPS navigation. Fully redundant systems significantly increase reliability. Target detection and recognition are performed by gimbaled, electro-optical, state-of-the-art payloads. The UAV is equipped with sophisticated communication systems transferring imagery in real time to ground control stations. The Hermes 450 maximum payload weight is 150Kg., its operational altitude is 18,000 feet and the maximum endurance is 20 hours.

Elbit Systems' Hermes 450 UAV's are currently in service with the Israel Defense Forces (IDF) and have accumulated extensive operational experience as the main IDF tactical UAV system.

The Hermes family state-of-the-art UAVs, comprised of the tactical highly maneuverable Hermes 180, the Hermes 450 and the medium altitude long endurance Hermes 1500, are designed for real time optical and electronic battlefield intelligence, gathering data around the clock, with payloads ranging from 75 lbs. to 750 lbs. In addition to advanced performance, the systems feature extended mission duration, fully redundant avionics for enhanced reliability, and multiple flight modes from manual to fully automatic.

About EFW
---------

Based in Fort Worth, EFW Inc., is an established defense electronics supplier specializing in sophisticated hardware and software solutions for upgrade, integration and sustainment programs. EFW provides systems for various weapon platforms for U.S. and allied military forces.

About Elbit Systems
-------------------

Elbit Systems Ltd. is an international electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the securities and exchange commission.

                                    EXHIBIT 2
                                    ---------

          On August 7, 2003, Elbit Systems Ltd. (the "Company") (Nasdaq NM:
ESLT) announced that at its Annual General Meeting of Shareholders held on August 6, 2003 at the Company's offices in Tel-Aviv, all of the proposed resolutions, described in the Proxy Statement to Shareholders dated July 15, 2003, were approved by the required majority, including the election of the Company's directors, among whom were two new directors - Yaacov Lifshitz (External Director) and Avi Fischer.